Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021

Expressed in Canadian Dollars

(Unaudited)

Corporate Office- Canada Suite 300 - Bellevue Centre 235 -15th Street West Vancouver, BC V7T 2X1 Tel: 604-921-1810 Fax: 604-921-1898	Corporate Office- US 820 Heinz Avenue Berkeley, CA, 94710 Tel: 1-888-485-6340 Fax: 424-245-3719

BriaCell Therapeutics Corp

Unaudited Condensed Interim Consolidated Statements of Financial Position
As of April 30, 2021 and July 31, 2020

(Expressed in Canadian Dollars)

	April 30, 2021	July 31, 2020

ASSETS
Current assets
Cash	$24,649,020	$26,104
Amounts receivable	19,411	27,660
Prepaid expenses	867,018	267,444
Total current assets	25,535,449	321,208

Investments	2	2
Intellectual property (Note 5)	306,416	320,474

Total Assets	$25,841,867	$641,684

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued liabilities (Note 10)	$208,551	$4,562,856
Short term loans (Note 6(a))	-	306,878
Total current liabilities	208,551	4,869,734

Long term liabilities
Warrant liability (Note 7)	8,476,649	-
Government grants (Note 6(b))	190,770	191,572
Total long term liabilities	8,667,419	191,572

Shareholders’ equity (deficit)
Share capital (Note 8)	31,049,632	15,065,961
Share-based payment reserve (Note 9)	2,856,760	739,193
Warrant reserve (Note 8)	360,991	2,271,910
Accumulated other comprehensive loss	(104,975)	(170,374)
Deficit	(17,196,511)	(22,326,312)
Total shareholders’ equity (deficit)	16,965,897	(4,419,622)

Total liabilities and shareholders’ equity (deficit)	$25,841,867	$641,684

Nature of Operations (Note 1)

Commitments (Note 15)

Events After the Reporting Period (Note 17)

These financial statements were approved and authorized for issue on behalf of the Board of Directors on June 29, 2021 by:

On behalf of the Board:

“Jamieson Bondarenko”	“William Williams”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Unaudited Condensed Interim Consolidated Statements of
Operations and Comprehensive Profit (Loss)

For the Three and Nine Months Ended April 30, 2021 and 2020
(Expressed in Canadian Dollars)

	Three month period ended April 30,		Nine month period ended April 30,
	2021	2020	2021	2020
Expenses:
Research and development costs (Note 13)	$498,704	$281,677	$885,258	$2,502,374
General and administration costs (Note 14)	2,940,051	413,797	3,254,380	1,633,919
Share-based compensation (Note 9)	2,466,224	292	2,466,224	2,071
Total Expenses	5,904,979	695,766	6,605,862	4,138,364

Operating Loss	(5,904,979)	(695,766)	(6,605,862)	(4,138,364)

Finance expense (Note 6)	(76,679)	(4,946)	(152,245)	(11,154)
Change in fair value of warrant liability (Note 7)	10,908,051	-	10,908,051	-
Change in fair value of convertible loan	-	-	-	(79,119)
Loss on extinguishment of debt (Note 8(b)(i)), Note 6 (c))	(216,098)	-	(247,098)	-
Foreign exchange loss	(1,086,653)	63	(1,086,653)	(20,033)
	9,528,621	(4,883)	9,422,055	(110,306)

Profit (Loss) For The Period	3,623,642	(700,649)	2,816,193	(4,248,670)

Items That Will Subsequently Be Reclassified To Profit Or Loss
Foreign currency translation adjustment	(142,004)	(134,962)	65,399	(146,157)

	(142,004)	(134,962)	65,399	(146,157)

Comprehensive Profit (Loss) for the Period	$3,481,638	$(835,611)	$2,881,592	$(4,394,827)

Basic Profit (Loss) Per Share (Note 16)	$0.77	$(1.16)	$1.38	$(6.20)
Basic Weighted Average Number Of Shares Outstanding (Note 16)	4,744,036	721,962	2,047,495	708,572

Fully Diluted Profit (Loss) Per Share (Note 16)	$0.77	$(1.16)	$1.35	$1.00
Fully Diluted Weighted Average Number Of Shares Outstanding (Note 16)	4,744,036	721,962	2,092,675	708,572

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

	Nine month period ended April 30
	2021	2020
Cash flow from operating activities
Net profit (loss) for the period	$2,816,193	$(4,248,670)
Items not affecting cash:
Depreciation and amortization	14,058	14,057
Share-based compensation	2,466,224	2,071
Accrued interest expense	26,119	5,485
Loss on extinguishment of debt	247,098	-
Foreign exchange adjustments	1,086,653	-
Change in fair value of convertible debt	-	79,119
Change in fair value of warrants	(10,908,051)	-
Changes in non-cash working capital:
Amounts receivable	8,249	3,041
Prepaid expenses	(782,693)	(199,792)
Accounts payable and accrued liabilities	(2,104,422)	3,140,613
	(7,130,572)	(1,204,076)

Cash flow from financing activities
Proceeds from private placement, net	-	1,414,744
Proceeds from public offering, net	36,525,750	-
Proceeds from issuance of convertible loan	265,000	-
Share issucance costs	(3,400,398)	-
Repayment of unsecured convertible loan	(380,395)	(477,599)
Proceeds from receipt of short-term loans	42,998	292,110
Change in fair value of warrants	89,303	-
Repayment of short-term loans	(336,609)	-
	32,805,649	1,229,255

Increase in cash	25,675,077	25,179
Effect of changes in foreign exchange rates	(1,052,161)	(143,851)
Cash, beginning of period	26,104	192,916

Cash, end of period	$24,649,020	$74,244

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

	SHARE CAPITAL		SHARE-BASED PAYMENT	WARRANT	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL SHAREHOLDERS’ EQUITY
	SHARES	AMOUNT	RESERVE	RESERVE	PROFIT (LOSS)	DEFICIT	(DEFICIT)
Balance, July 31, 2019	654,593	13,651,217	877,089	2,870,441	(124,295)	(18,120,590)	(846,137)
Private placement	40,300	846,300	-	-	-	-	846,300
Private placement	27,069	568,444	-	-	-	-	568,444
Expiration of warrants	-	-	-	(598,531)	-	598,531	-
Expiration of options	-	-	(139,967)	-	-	139,967	-
Share-based compensation	-	-	2,071	-	-	-	2,071
Foreign exchange translation	-	-	-	-	(146,157)	-	(146,157)
Loss for the period	-	-	-	-	-	(4,248,670)	(4,248,670)
Balance, April 30, 2020	721,962	15,065,961	$739,193	2,271,910	$(270,452)	$(21,630,762)	$(3,824,149)

Balance, July 31, 2020	721,962	15,065,961	739,193	2,271,910	(170,374)	(22,326,312)	(4,419,622)
Issuance of warrants (Note 6(c))	-	-	-	54,030	-	-	54,030
Conversion feature (Note 6(c))	-	35,273	-	-	-	-	35,273
Issuance of shares for debt (Note 8(b)(i))	50,000	405,000	-	-	-	-	405,000
Issuance of shares in public offering (Note 8(b)(ii))	6,764,705	15,543,398	-	-	-	-	15,543,398
Issuance of options (Note 9(b))	-	-	2,132,376	-	-	-	2,132,376
Expiration and forfeiture of options (Note 9(a))	-	-	(14,809)	-	-	348,659	333,850
Expiration of warrants (Note 8(c)(iv) and 8(d)(ii))	-	-	-	(1,964,949)	-	1,964,949	-
Foreign exchange translation	-	-	-	-	65,399	-	65,399
Profit for the period	-	-	-	-	-	2,816,193	2,816,193

Balance, April 30, 2021	7,536,667	31,049,632	$2,856,760	$360,991	$(104,975)	$(17,196,511)	$16,965,897

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

1. Nature of Operations

BriaCell Therapeutics Corp. (“BriaCell” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on July 26, 2006 and is listed on the TSX Venture Exchange (“TSXV”). The Company trades on the TSX Venture under the symbol “BCT.V”. On February 24, 2021, the Company also trades on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW”.

The Company’s head office is located at Suite 300 – 235 West 15th Street, West Vancouver, British Columbia, V7T 2X1.

BriaCell is an immuno-oncology biotechnology company. BriaCell owns the US patent to Bria-IMT™, a whole-cell cancer vaccine (US Patent No.7674456) (the “Patent”). The Company is currently advancing its immunotherapy program, Bria-IMT™, to complete a 24-subject Phase I/IIa clinical trial and by research activities in the context of BriaDx™, a companion diagnostic test to identify patients likely benefitting from Bria-IMT™.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 29, 2021.

2. Basis of Presentation

Statement of Compliance

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2020.

The policies applied in these condensed interim consolidated financial statements are based on IFRS effective as of April 30, 2021.

Basis of Presentation

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in Canadian dollars which is the Company’s reporting currency.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

2. Basis of Presentation (continued)

Retroactive Adjustment for Reverse Stock Split

In December 2019, the Board and TSXV approved a 1-for-300 reverse stock split, or the Reverse Split, which was implemented effective January 2, 2020. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these condensed interim consolidated financial statements for all periods presented.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments that are required to be measured at fair value.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of BriaCell and its wholly-owned US subsidiary BriaCell Therapeutics Corp. (“BTC”) and BTC’s wholly owned subsidiary – Sapientia Pharmaceuticals, Inc. (“Sapientia”). The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. Control exists when the Company has the power directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3.

All inter–company balances, and transactions, have been eliminated upon consolidation.

3. Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements as of July 31, 2020. The accompanying condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended July 31, 2020.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

4. Significant Accounting Judgments and Estimates

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

●	The series of loans made to the subsidiary company are considered part of the parent company’s net investment in a foreign operation as the Company does not plan to settle these balances in the foreseeable future. As a result of this assessment, the unrealized foreign exchange gains and losses on the intercompany loans are recorded through compressive loss. If the Company determined that settlement of these amounts was planned or likely in the foreseeable future, the resultant foreign exchange gains and losses would be recorded through profit or loss.
●	Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.
●	The Company uses the Black-Scholes option-pricing model to estimate fair value of the warrant liability at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

5. Intellectual Property

The attributable intellectual property relates to Sapientia’s various patents, which the Company is amortizing over 20 years, consistent with its accounting policy. During the three and nine months ended April 30, 2021, the Company recorded $4,686 and $14,058, respectively in amortization on intellectual property (for the three and nine months ended April, 2020 - $4,686 and $14,058, respectively).

July 31, 2020:	Costs		Accumulated Amortization			Net Book Value
July 31, 2019	Additions	July 31, 2020	July 31, 2019	Amortization during the year	July 31, 2020	July 31, 2020
$374,852	$-	$374,852	$35,637	$18,741	$54,378	$320,474

April 30, 2021:
July 31, 2020	Additions	April 30, 2021	July 31, 2020	Amortization during the period	April 30, 2021	April 30, 2021
$374,852	$-	$374,852	$54,378	$14,058	$68,436	$306,416

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

6. Loans

a)	Short-terms loans

(i)	Composition:

	As of
	April 30, 2021	July 31, 2020

Opening balance	$306,878	$-
Additional loans (ii)	42,998	294,655
Accrued Interest (iii)	7,902	12,223
Repayment of loans	(336,609)	-
FX Adjustment	(21,169)	-
Closing balance	$-	$306,878

(ii)	During the nine months ended April 30, 2021, the Company received seven unsecured loans from directors and an officer in the total amount of US$35,000 (“Short-Term Loans”). The Short-Term Loans all bear interest at 2.5% annually and are repayable on or before July 31, 2021. During March 2021, all the short-term loans and accrued interest were repaid.

(iii)	Total interest expense in respect to all short-term loans for the three and nine months ended April 30, 2021 is $5,429 and $7,902, respectively (for the three and nine months ended April 30, 2020 - ($4,946 and $8,898, respectively).

b)	Government grants

On April 24, 2020, the Company received a $40,000 loan from the Canada Emergency Business Account (“CEBA Loan”). The CEBA Loan bears 0% interest until December 31, 2022. If the balance is not paid by December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly, effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025. No principal payments required until December 31, 2022. Principal repayments can be voluntarily made at any time without fees or penalties. $10,000 loan forgiveness is available, provided the outstanding balance is $40,000 at December 31, 2020, and $30,000 is paid back between January 1, 2021 and December 31, 2022. The loan was recognized at the fair value based on an estimated market interest rate of 15%.

For the three and nine months ended April 30, 2021, the Company recorded an interest expense of $1,141 and $3,300, respectively, being the interest accretion on the CEBA Loan (for the three and nine months ended April 30, 2020 – nil and nil, respectively).

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

6. Loans (continued)

b)	Government grants (continued)

On May 1, 2020 the Company received US$127,030 as a loan from the Paycheck Protection Program in the United States (the “Program”) The terms of the Program provide that a portion of the loan may be forgiven, to the extent that the amounts spent during the eight week period following the first disbursement of the loan are incurred as follows: (i) payroll costs, (ii) interest payments on mortgages incurred before February 15, 2020, (iii) rent payments on leases in effect before February 15, 2020, and (iv) utility payments for which service began before February 15, 2020 (“Program Expenses”). The unforgiven part of the loan must be repaid within two years and bears interest at 1% per annum. The Company used the entire proceeds to pay Program Expenses and is currently in the process of applying to have this loan forgiven. The loan was recognized at the fair value based on an estimated market interest rate of 15%.

For the three and nine months ended April 30, 2021, the Company recorded an interest expenses of $4,738 and $14,047, respectively being the interest accretion on the PPP Loan (for the three and nine months ended April 30, 2020 – nil and nil, respectively).

c)	Convertible Loan

On November 16, 2020, the Company closed a brokered private placement of an unsecured convertible debenture unit of the Company (the “Unit”) to a single subscriber, purchased at a price of $375,000, less an original discount of approximately 29.33%, for aggregate gross proceeds of $265,000.

The Unit is comprised of (A) $375,000 principal amount (“Principal Amount”) of a 5.0% convertible unsecured debenture of the Company (the “Debenture”), due on the earlier of (i) 5 years from the issue date; (ii) the Company receiving $2,000,000 or more by way of private placement or public offering; or (iii) such earlier date as the principal amount hereof may become due, subject to extension upon mutual agreement of the Company and the holder of the Debenture; and (B) 69,188 common share purchase warrants of the Company (“Warrants”).

The Debenture is convertible, at the option of the holder thereof, from the period beginning on May 16, 2021, until the repayment of the Debenture in full, into that number of Shares of the Company (“Shares”) computed on the basis of the principal amount of the Debenture divided by the conversion price of $5.42 per Common Share (the “Conversion Price”).

Each Warrant entitles the holder thereof to purchase one Common Share of the Company (each a “Warrant Share”) for a period of five (5) years from the Closing Date at a price of $5.42 per Warrant Share, subject to adjustment as set forth in the Warrants. Each Warrant may also be exercised by presentation and surrender of the Warrant to the Company with a written notice of the Subscriber’s intention to effect a cashless exercise.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

6. Loans (continued)

c)	Convertible Loan (continued)

The Debenture will bear interest at a rate of 5.0% per annum and the Debenture may be prepaid in full or in part by the Company during the initial 120 day period after issuance of the Debenture without penalty. After 120 days, and only if the Company elects to prepay the Debenture prior to November 16, 2021, the Company will be required to pay a cash prepayment penalty equal to 35% of the Principal Amount of the Debenture (the “Prepayment Penalty”). In the event of default on the Debenture, the interest rate will increase to 12% per annum and a cash penalty payment equal to 40% of the Principal Amount of the Debenture will be added to the Principal Amount of the Debenture (the “Default Penalty”); and the Principal Amount, any accrued and unpaid interest and any other amount owing pursuant the Debenture, including any Prepayment Penalty and/or Default Penalty outstanding at that time shall be accelerated, and shall become immediately due and payable at the option of the holder.

In consideration for the services rendered by ThinkEquity, a division of Fordham Financial Management, Inc. (the “Broker”), the Broker received a cash commission of $26,500 from the Company in connection with the Offering. As additional consideration, the Company also issued to the Broker 4,890 non-transferable compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $5.42 at any time in whole or in part for a period of five (5) years from the Closing Date.

The Debentures’ proceeds of $235,210 (net of expenses) received were separated into the liability component of $145,908, equity component of $35,273, and warrants and broker warrants with a value of $35,273 and $18,757, respectively. The liability is carried at amortized cost using the effective interest rate method with an effective interest rate of 19.97% per annum. Transaction costs of $158,547 were paid in relation with the Debentures. The fair value of the warrants and the broker warrants issued with the Debentures was valued using the Black-Scholes option pricing model based on the following assumptions: volatility of 100% using the historical prices of the Company, risk-free interest rate of 0.49%, expected life of 5 years and share price of $5.22. During the three and nine month periods ended April 30, 2021, the Company recorded interest of $3,031 and $6,781, respectively, and accretion expenses of $9,072 and $20,296, respectively, which were recorded as finance expense in the condensed interim consolidated statements of operations and comprehensive profit (loss).

On March 1, 2021, the Debenture was repaid and the Company a recorded charge in the condensed interim consolidated statements of operations and comprehensive loss of $216,098 on the extinguishment of the Debenture.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

7. Warrant Liability

On February 26, 2021, the Company issued 5,882,353 Offering Warrants (as defined below) in connection with the public offering – see Note 8(b(ii)) and on April 12, 2021, the Company issued 882,352 Over-allotment Warrants (as defined below) in connection with the exercise of the Over-allotment Option – see Note 8(b(ii)).

Since the warrants have an exercise price denominated in a different currency (US Dollars) than the functional currency of the Company (Canadian Dollars), these warrants are recorded at their fair value as a derivative liability and revalued at the end of each reporting period.

The fair value of the Offering Warrants at the issuance date was $17,335,610 based on the Black-Scholes option pricing model using the following assumptions: share price - $3.40; exercise price - $5.31; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.88.

The fair value of the Over-allotment Warrants at the issuance date was $2,049,090 and is based on the closing price of the warrants traded on NASDAQ on April 11, 2021

At April 30, 2021 the fair value of the warrants was $8,476,649 based on the market trading closing price on that day.

As a result, for the three and nine months ended April 30, 2021, the Company recorded a gain on the revaluation of the total warrant liability of $10,908,051 in the condensed interim consolidated statements of operations and comprehensive loss.

8. Share Capital and Warrant Reserve

a)	Authorized share capital

The authorized share capital consists of an unlimited number of Shares with no par value. Retroactive Adjustment For Reverse Stock Split. In December 2019, the Board and TSX-V approved a 1-for-300 reverse stock split, or the Reverse Split, which was implemented effective on or about January 2, 2020. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these condensed interim consolidated financial statements for all periods presented.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

8. Share Capital and Warrant Reserve (continued)

b)	Issued share capital

(i)	On August 18, 2020, the Company issued 50,000 Shares to Sichenzia Ross Ference LLP or certain members or employees of Sichenzia Ross Ference LLP as compensation for legal services. The shares were valued at $8.10 per share and the Company recorded a loss on the extinguishment of debt of $31,000.

(ii)	On February 26, 2021, the Company closed its previously announced underwritten public offering in the United States. The aggregate gross proceeds to the Company from the offering were approximately US$25 million, before deducting underwriting discounts, commissions and other offering expenses (the “Offering”). The Company offered 4,852,353 common units at a public offering price of US$4.25 per unit, consisting of one share of common stock and one warrant to purchase one share of common stock (“Offering Warrants”), and 1,030,000 pre-funded units at a public offering price of US$4.24 per unit, consisting of one pre-funded common stock purchase warrant (“Pre-Funded Warrant”) and one Warrant. The Pre-Funded Warrants are exercisable at any time after the date of issuance at an exercise price of US$0.01 per common share. The Warrants have a per warrant exercise price of US$5.3125, can be exercised immediately, and expire five years from the date of issuance. All the Pre-Funded Warrants were exercised between March 16, and April 9, 2021.

The Company granted the underwriter a 45-day option to purchase up to 882,352 additional shares of common stock and/or Pre-Funded Warrants and/or 882,352 additional warrants to cover over-allotments, if any, on the same terms as the Offering (“Over-allotment Option”). The underwriter exercised the Over-allotment Option on April 12, 2021 and the company issued 882,352 shares and 882,352 warrants (“Over-allotment Warrants”).

The fair value of the Warrants was $19,384,700 at the issuance date and were recorded as a liability (see note 7). Costs incurred for the Company’s registration on NASDAQ and the relative portion of costs incurred in the Offering that relate to the warrants ($1,597,652) were expensed in the condensed interim consolidated statement of operations and comprehensive profit (loss). The balance of the costs incurred in the Offering were off-set against equity.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

8. Share Capital and Warrant Reserve (continued)

c)	Share purchase warrants

(i)	During the nine months ended April 30, 2021, the Company issued 69,188 warrants in connection with issuance of the Debenture – see Note 6(c).

(ii)	On February 26, 2021, the Company issued 5,882,353 warrants in connection with the public offering – see Note 8(b(ii)).

(iii)	On April 12, 2021, the Company issued 882,352 warrants in connection with the exercise of the Over-allotment Option – see Note 8(b(ii)).

(iv)	On March 27, 2021, 141,074 warrants with an exercise price of $42 expired.

(v)	As of April 30, 2021, warrants outstanding were as follows:

Number of	Exercise	Exercisable at
Warrants	Price (CAD)	April 30, 2021	Expiry Date
26,050	$36.00	26,050	October 2021-July 2022
69,188	$5.42	69,188	November 16, 2025
5,882,353	$6.53	5,882,353	February 26, 2026
882,352	$6.53	882,352	April 21, 2026
6,859,943		6,859,943

d)	Compensation warrants

(i)	During the nine months ended April 30, 2021, the Company issued 4,890 compensation warrants in connection with issuance of the Debenture – see Note 6(c).

(ii)	On March 27, 2021, 12,878 compensation warrants with an exercise price of $42 expired.

(ii)	As of April 30, 2021, compensation warrants outstanding were as follows:

Number Of
Compensation	Exercise	Exercisable at
Warrants	Price (CAD)	April 30, 2021	Expiry Date
4,890	$5.42	4,890	November 16, 2025
4,890		4,890

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

9. Share-Based Compensation and Share-Based Payment Reserve

The Company has adopted a stock option plan (the “Plan”) under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The options can be granted for a maximum of 5 years and vest as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the Shares at the time of grant.

a)	On November 4, 2020, 1,917 stock options with an exercise price of $77.00 expired.

b)	On March 29, 2021, the Company granted 612,000 incentive stock options to directors, officers, employees and consultants under the Plan 560,000 options were granted to Insiders, as such term is defined in the Securities Act (British Columbia). The options are exercisable at US$4.24 per share, vest immediately, and expire in 5 years from the date of issuance. The fair value of the options are $2,301,855 based on the Black-Scholes option pricing model using the following assumptions: share price - $3.55; exercise price - $4.24; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.969%.

c)	On April 19, 2021, the Company granted 60,000 incentive stock options a consultant. The options are exercisable at US$4.24 per share, vest immediately, and expire in 5 years from the date of issuance. The fair value of the options are $164,369 based on the Black-Scholes option pricing model using the following assumptions: share price - $3.12; exercise price - $4.24; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.968%.

d)	The Company recognized stock- based compensation expense in relation to the vesting of options issued during the period of $2,466,224 and $2,466,224 for the three and nine months ended April, 2021, respectively (for three and nine months ended April 30, 2020 - $292 and $2,071, respectively)

d)	As of April 30, 2021, stock options were outstanding for the purchase of Shares as follows:

Number of	Exercise	Exercisable at
Options	Price (CAD)	April 30, 2021	Expiry Date

1,667	$60.00	1,667	March 10, 2022
6,719	$42.00	6,719	May 1, 2021
833	$42.00	833	July 1, 2023
166	$21.00	166	September 9, 2024
612,000	$5.11	612,000	March 29, 2026
60,000	$5.31	60,000	April 19, 2026
681,385		681,385

d)	As of April 30, 2021, stock options outstanding have a weighted average remaining contractual life of 4.86 years (April 30, 2020 – 1.73 years).

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

10. Related Party Transactions and Balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior management, who are considered to be key management personnel by the Company. Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As of April 30, 2021, included in accounts payable and accrued liabilities are amounts owing to a company controlled by an officer in the amount of $8,000 (July 31, 2020 - $52,500) for consulting fees and amounts owing to directors of $31,523 (July 31, 2020 - $602,287) for directors’ fees and short term loans.

During the three and nine months period ended April 30, 2021 and 2020, the Company incurred the following expenses charged by directors and key management personnel or companies controlled by these individuals:

	Three month period ended		Nine month period ended
	April 30,		April 30,
	2021	2020	2021	2020

a) Paid or accrued professional fees to a company controlled by an officer of the Company	$100,500	$10,500	$121,500	$31,500
b) Paid or accrued consulting fees to companies controlled by individual directors.	$9,439	$5,325	$29,004	$25,425
c) Paid or accrued wages and consulting fees to directors	$120,565	$147,125	$367,415	$432,671
d) Share based compensation to directors and officers	$2,106,273	$-	$2,106,273	$-

11. Capital Management

The Company’s capital comprises share capital, share-based payment reserve, warrant reserve, and accumulated other comprehensive loss. The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support the Company’s business activities. The Board of Directors does not establish quantitative return on capital criteria for management; it relies on the expertise of the Company’s management to sustain future development of the business.

The intellectual property in which the Company currently has an interest is in the development stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned research and development and pay for administrative costs, the Company intends to raise additional amounts as needed.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

12. Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments is remote.

b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of April 30, 2021, the Company has working capital balance of $25,326,898 (July 31, 2020 – negative working capital of $4,548,526). The table below presents the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	Contractual cash flows	Within 1 year	1-2 years	2-5 years	5+ years
Accounts payable and accrued liabilities	$208,551	$208,551	$208,551	$-	$-	$-
Government grant	190,770	196,056	-	196,056	-	-
	$399,321	$404,607	$208,551	$196,056	$-	$-

c)	Market risk

i.	Interest rate risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. All loan payables recognized by the Company have fixed interest rates as such the Company does not believe it is exposed to material interest rate risk.

ii.	Price risk

As the Company has no revenues, price risk is remote.

iii.	Exchange risk

The Company is exposed to foreign exchange risk as a portion of the Company’s transactions occur in a foreign currency (mainly its research operations which are conducted primarily in the United States of America in US dollars) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its U.S. denominated accounts payable and cash. As of April 30, 2021, a 5% depreciation or appreciation of the U.S. dollar against the Canadian dollar would have resulted in an approximate $1,220,000 (July 31, 2020 - $175,000) decrease or increase, respectively, in total loss and comprehensive loss.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

12. Financial Risk Factors (continued)

d)	COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Canada and the United States have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively.

The Company may face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of visiting or traveling to our clinical trial sites because of the outbreak of COVID-19. In the event that clinical trial sites are slowed down or closed to enrollment in our trials, this could have a material adverse impact on our clinical trial plans and timelines. The Company is continuing to assess its business plans and the impact COVID-19 is having on the Company’s clinical trial timelines and the Company’s ability to recruit candidates for clinical trials. The extent to which COVID-19 and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. The Company currently believes that the execution of our clinical trials and research programs are delayed by at least one quarter due to COVID-19.

13. Research and Development Costs

	Three month period ended		Nine month period ended
	April 30,		April 30,
	2021	2020	2021	2020

Wages and Salaries	$288,771	$236,203	$508,495	$749,630
Clinical Trials and Investigational drug costs	199,840	4,204	347,984	1,583,639
Office Rent	4,853	8,029	21,429	30,091
Licensing	-	-	-	77,325
Insurance product	5,240	10,696	7,350	12,713
Patents	-	22,545	-	48,976
	$498,704	$281,677	$885,258	$2,502,374

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

14. General and Administration Costs

	Three month period ended		Nine month period ended
	April 30,		April 30,
	2021	2020	2021	2020

Consulting (Note 10)	$213,751	$18,807	$297,048	$129,657
NASDAQ uplisting expenses	1,831,800	-	1,831,800	-
Insurance	140,995	5,333	150,546	13,333
Amortization	4,686	4,686	14,058	14,057
Professional fees	368,456	211,848	427,286	1,017,991
Regulatory, filing and transfer agent fees	30,329	94,991	40,876	123,097
Rent	5,255	2,667	16,926	10,624
Shareholder communications	94,343	25,818	121,011	126,199
Travel	57	1,272	8,115	7,282
Wages and salaries (Note 10)	232,432	47,107	324,789	110,502
Other	17,947	1,268	21,925	81,177
	$2,940,051	$413,797	$3,254,380	$1,633,919

15. Commitments

The Company’s lease arrangement for office space in Berkeley, California ended January 31, 2021 and the lease commitment is currently on a monthly basis in the amount of approximately $3,500 per month through to December 31, 2022.

16. Earnings (Loss) Per Share

	Three month period ended		Nine month period ended
	April 30,		April 30,
	2021	2020	2021	2020

Profit (Loss) for the Period	3,623,642	(700,649)	2,816,193	(4,248,670)
Basic Weighted Average Number Of Shares Outstanding	4,744,036	721,962	2,047,495	708,572
Dilutive Shares	-	-	45,180	-
Diluted Weigted Average Number of Shares Outstanding	4,744,036	721,962	2,092,675	708,572
Diluted Profit (Loss) Per Share	$0.77	$(1.16)	$1.35	$1.00

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2021 and 2020

(Unaudited)

(Expressed in Canadian Dollars)

17. Events After the Reporting Period

a)	On June 3, 2021, the Company entered into securities purchase agreements (each a “Purchase Agreement”) with certain institutional and accredited investors (the “Investors”) pursuant to which the Company will sell to the Investors in a private placement an aggregate of (i) 4,370,343 Shares, (ii) pre-funded warrants to purchase up to an aggregate of 800,000 Shares (the “Private Placement Pre-funded Warrants”) and (iii) warrants to purchase up to an aggregate of 5,170,343 Shares (the “Private Placement Warrants”) for gross proceeds to the Company of approximately US$27,200,000. The combined purchase price for one Share and one Warrant is US$5.26 and the combined purchase price for one Private Placement Pre-funded Warrant and one Private Placement Warrant is US$5.2599. The transactions contemplated by the Purchase Agreement closed on June 7, 2021. Also on June 7, 2021, the Company issued to the placement agent for the private placement warrants (the “Private Placement Agent Warrants”) to purchase up to an aggregate of 258,517 shares. The Private Placement Agent Warrants will be exercisable for five years from the date of issuance and have an exercise price of US$6.19 per share. On June 25, 2021, 750,000 of the Private Placement Pre-funded Warrants were exercised into 750,000 shares.

b)	On June 9, 2021 and June 21, 2021, 2,425,300 and 110,000 Warrants with an exercise price of US$5.3125 were exercised and the Company issued 2,535,300 Shares. The fair value of the these warrants as of April 30, 2021 were $3.2 million. The fair value of the warrants at their various exercise dates will be reclassified from the warrant liability to equity in the Company’s financial statements for the year ended July 31, 2021.

c)	On June 14, 2021 17,490 warrants with an exercise price of $5.42 were exercised into 17,490 shares.

Page 20